December 12, 2012

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Laura Veator, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed on March 30, 2012
Form 6-K filed September 12, 2012
Form 6-K filed September 25, 2012
File No. 001-33853

Dear Ms. Collins and Ms. Veator:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 5, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 Form 20-F and Form 6-Ks filed by the Company on September 12, 2012 and September 25, 2012, respectively. The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.	We note from your response to prior comment 3 that you excluded the Technical Consulting and Services Agreements entered into between Chengdu Ctrip and Chengdu Ctrip International and the applicable WFOEs because consolidation of these VIEs is not dependent on the existence of these Agreements. However, to the extent these Technical Consulting and Services Agreements contribute to the basis by which you receive substantially all of the net income and a majority of the economic benefits of Shanghai Ctrip International Travel Agency and its consolidated subsidiaries, please clarify why these are not significant agreements. In your response, explain further you statement that you enter into these Agreements with the VIE’s subsidiaries in order the “enhance [your] ability to channel the profits from these subsidiaries.” Also, please supplementally provide us with copies of these Agreements.

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December 12, 2012

The Company respectfully advises the Staff that Ctrip Travel Network Technology (Shanghai) Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. (the “WFOEs”) provide technical consulting and related services and staff training and information services to Chengdu Ctrip and Chengdu Ctrip International according to the technical consulting and services agreements, and Chengdu Ctrip and Chengdu Ctrip International pay the WFOEs service fees based on the level of services provided. The existence of such technical consulting and services agreements provides the WFOEs with the ability to transfer economic benefits of these majority or wholly owned subsidiaries of the VIEs to the WFOEs in exchange for the services provided, and this is in addition to the WFOEs’ existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the VIEs based on the voting interest model (e.g., the VIEs may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by the WFOEs through the typical VIE contractual arrangements).

The above elaborates the Company’s rationale underlying (a) its evaluation that the technical consulting and services agreements between the WFOEs and the subsidiaries of the VIEs are not significant agreements of the Company as a whole, and (b) its statement that these agreements “enhance the Company’s ability to channel the profits from these subsidiaries” in the Company’s earlier response.

In response to the Staff’s comment, the Company has set forth in the updated Schedule A hereto all technical consulting and services agreements between the applicable WFOEs and Chengdu Ctrip or Chengdu Ctrip International, and undertakes to file the same as exhibits to the next filing of the Form 20-F if the Staff requests so.

In response to the Staff’s comment, the Company has also supplementally included in Exhibit A, Exhibit B and Exhibit C hereto the English translations of all technical consulting and services agreements between the applicable WFOEs and Chengdu Ctrip or Chengdu Ctrip International. The Company advises the Staff that these technical consulting and services agreements adopt substantially the same form as the one that the Company provided in Exhibit D to the Company’s response letter to the Staff dated September 21, 2012 (the “September 21 Letter”).

Exhibits

2.	We note from your response to prior comment 6 that for the same reason explained in the response to prior comment 3; you have excluded the Technical Consulting and Service Agreements between Ctrip Insurance Agency, Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. However, to the extent these Technical Consulting and Services Agreements contribute to the basis by which you receive substantially all of the net income and a majority of the economic benefits of Shanghai Ctrip Commerce Co., Ltd. and its consolidated subsidiaries, please clarify why these are not significant agreements. Also, please supplementally provide us with copies of these Agreements.

December 12, 2012

The Company advises the Staff that the same rationale as elaborated in the Company’s response to comment #1 above also applies to this comment.

In response to the Staff’s comment, the Company has set forth in the updated Schedule A hereto all technical consulting and services agreements between Ctrip Insurance Agency Co., Ltd. and the applicable WFOEs and undertakes to file the same as exhibits to the next filing of the Form 20-F if the Staff requests so.

In response to the Staff’s comment, the Company has supplementally included in Exhibit D and Exhibit E hereto the English translations of two technical consulting and services agreements between Ctrip Insurance Agency Co., Ltd. and Ctrip Computer Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd., respectively. The Company advises the Staff that these technical consulting and services agreements adopt substantially the same form as the one that the Company provided in Exhibit D to the September 21 Letter.

Form 6-K filed September 12, 2012

3.	We note your response to prior comment 8. Please clarify the specific authoritative accounting literature you relied upon in accounting for this transaction as a decrease in equity investments and a decrease in additional paid in capital.

The Company respectfully advises the Staff that the Company ultimately accounted for such transaction, after taking into account the effect of a revision during the preparation of the condensed consolidated interim financial statements for the six months ended June 30, 2012, as an increase in equity investment and a gain on dilution of RMB39 million for the period ended March 31, 2012.

In the Company’s summary financial information for the period ended March 31, 2012 which was incorporated by reference in its Form 6-K filed on May 17, 2012, the Company initially recorded the change in ownership interest and related change in proportionate share of the underlying net assets of the investee resulting from investees issuance of shares in connection with its acquisition by the following entry (the initial entry):

Dr Equity Investment	RMB 106 million
Cr Additional Paid-in Capital	RMB 106 million

During the preparation of the condensed consolidated financial statements for the six months period ended June 30, 2012 in connection with the Company’s offering of the Convertible Notes, the Company assessed that it is appropriate to follow the guidance in ASC 323 for such transaction. In accordance with ASC 323-10-40-1, an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. Based on the assessment, the Company concluded that the initial entry overstated both the equity investment account by RMB67 million and the additional paid in capital account by RMB106 million and understated the gain on dilution by RMB39 million. As a result, the Company recorded the following revision entry:

December 12, 2012

Dr Additional Paid-in Capital	RMB106 million
Cr Equity Investment	RMB 67 million
Cr Gain on dilution	RMB 39 million

After taking effect of the initial entry and the revision entry, the change in ownership interest and related change in proportionate share of the underlying net assets of the investee resulting from investees issuance of shares in connection with its acquisition was recorded in the Company’s revised financial statements as an increase in equity investment and a gain on dilution by RMB39 million.

Form 6-K Filed September 25, 2012

4.	We note your response to prior comment 10 that, with respect to the warrants you issued, the anti-dilution adjustments would not preclude the warrants from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares. Please provide us with the details of the exercise provisions of these warrants, including the exercise price, the circumstances under which anti-dilution adjustments would be made and how these anti-dilution adjustments would be calculated. Please also provide these same details for the exercise provisions of your purchased call options.

Issued Warrants

The Issued Warrants are a series of European style options and can only be exercised at the expiration date at a strike price of US$ 26.37 per ADS (subject to adjustment) and not any other time. The number of Issued Warrants equal to (i) the number of Convertible Notes initially issued on the closing date for the Convertible Notes, multiplied by (ii) the initial Conversion Rate. The Issued Warrants are separate legal instruments from the Notes and Purchased Call Option and separately exercisable. The Issued Warrants are net share settled from the Holders perspective. The Issued Warrants may, at Company’s option, be net share settled (in which case the Company receives ADSs with a value based on the amount by which the price per ADS exceeds the strike price) or cash settled (in which case the Company receives cash with a value based on the amount by which the price per ADS exceeds the strike price).

The Company respectfully advises the Staff that the terms of the Issued Warrants may be adjusted by the calculation agent for the warrants (which is the counterparty to the Issued Warrants) upon the occurrence of certain “Potential Adjustment Events” that are incorporated into the terms of the Issued Warrants from the 2002 ISDA Equity Derivatives Definitions (as amended pursuant to the terms of the confirmations governing the Issued Warrants). These events include subdivisions, consolidations or reclassification of the ADSs or ordinary shares, distributions in ordinary shares or ADSs, separations of rights as part of rights plans or any other event that is a corporate action by the Company that has a material economic effect on the theoretical value of the ADSs. Upon the occurrence of one of these events, the calculation agent determines whether the Potential Adjustment Event has a material economic on the theoretical value of the ADSs or Warrants and, if so, will make the corresponding adjustments to any one on or more of the strike price, the number of options, the option entitlement, the relevant number of shares and any other variable relevant to exercise, settlement, payment or other terms as it determines appropriate to account for the effect (including to account for changes in volatility, expected dividends, stock loan rate or liquidity relative to the ADSs).

December 12, 2012

Pursuant to ASC 815-40-15-7C, an instrument (or embedded feature) would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity’s own stock. An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

ASC 815-40-15-7E states a fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument,

b.	Term of the instrument,

c.	Expected dividends or other dilutive activities,

d.	Stock borrow cost,

e.	Interest rates,

f.	Stock price volatility,

g.	The entity’s credit spread,

h.	The ability to maintain a standard hedge position in the underlying shares.

The settlement of the Issued Warrants may result in adjustments to the conversion rate, therefore may not always be based on the difference between the fixed number of the Company’s equity share and a fixed monetary amount calculated based on the strike price. However, the anti-dilution adjustments are all permissible under ASC 815-40-15-7E and therefore would not preclude the issued warrants from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares.

December 12, 2012

Purchased Call Option

The Purchased Call Option is a modified American style option, has a strike price of US$ 19.34 per ADS (subject to adjustment) and can be exercised until September 15, 2017. The Company can, by notice, exercise options corresponding to conversions of Convertible Notes occurring on or prior to August 1, 2017. Any remaining options are automatically exercised on September 14, 2017 (with the Company owing $0 to the Counterparty to the extent that the volume weighted average price of the ADSs for the 20 trading days during the settlement averaging period is above the initial strike price of $19.34 per ADS). The option is physical settled. The Company considered the settlement feature (as being defined 20 consecutive business days) and the trading volume of their own ADSs in order to determine if the market shows sufficient trading volume, which ultimately would allow the counterparty to repurchase the amount of ADSs required to physical settle the purchased call option.

The Company respectfully advises the Staff that the conversion rate will be adjusted upon the occurrence of the events giving rise to anti-dilution adjustments under the indenture governing the Notes (distributions of ordinary shares and share splits or combinations, issuance of rights, warrants or options to subscribe for ADSs, distributions of shares of capital stock, evidences of its indebtedness or other assets or property, rights, options or warrants to acquire capital stock or other securities and payment in respect of a tender offer or exchange offer for its ordinary shares or ADS, if the cash and value of any other consideration included in the payment exceeds the average sales prices of the ordinary shares or ADS). Upon the occurrence of one of these events, the calculation agent (which is the counterparty) shall make a corresponding adjustment in respect of any adjustment under the indenture governing the Notes to any one or more of the Strike Price, Number of Options, Option Entitlement and any other variable relevant to the exercise, settlement or payment for the transaction.

Per ASC 815-40-15-7C an instrument (or embedded feature) would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity’s own stock. An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

December 12, 2012

ASC 815-40-15-7E states a fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument,

b.	Term of the instrument,

c.	Expected dividends or other dilutive activities,

d.	Stock borrow cost,

e.	Interest rates,

f.	Stock price volatility,

g.	The entity’s credit spread,

h.	The ability to maintain a standard hedge position in the underlying shares.

The settlement of the Purchased Call Option may result in adjustments to the conversion rate, therefore may not always be based on the difference between the fixed number of the Company’s equity share and a fixed monetary amount calculated based on the strike price. The anti-dilution adjustment would not preclude the purchased call option from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares.

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December 12, 2012

If you have any additional questions or comments regarding the 2011 Form 20-F and Form 6-Ks filed by the Company on September 12, 2012 and September 25, 2012, respectively, please contact the undersigned at (86 21) 3406-4880 Ext. 11518. Thank you.

Very truly yours,

/s/ Jenny Wenjie Wu Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors

Min Fan, Director, Chief Executive Officer and President

Jane Jie Sun, Chief Operating Officer

Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Exhibit A

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on November 30, 2008 in Shanghai.

Party A:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Address:	Floor 3, Building No. 63, 421 Hongcao Road, Shanghai

Party B:	Chengdu Ctrip Travel Service Co., Ltd.
Address:	Room 8-10, Floor 5, Suite 1 Oriental Plaza, 11 Zi Dong Lou Duan, Dong Da Jie, Jinjiang District, Chengdu

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a company with exclusively domestic capital registered in Chengdu, China;

(3)	For so long as this Agreement remains effective, Party A agrees to provide Party B with exclusive technical consulting and related services by utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

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2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

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4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	With the consent of Party A, the term of this Agreement may be extended after the expiration thereof. The exact extended term shall be determined by Party A based on the real situation.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

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9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Notices

Notices or other communications sent by either party as required by this Agreement shall be written in Chinese, and a notice shall be deemed served when sent by personal delivery, registered mail, mail with prepaid postage or recognized express mail or facsimile to the addresses of the parties set forth below.

Party A:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Address:	Floor 3, Building No. 63, 421 Hongcao Road, Shanghai

Party B:	Chengdu Ctrip Travel Service Co., Ltd.
Address:	Room 8-10, Floor 5, Suite 1 Oriental Plaza, 11 Zi Dong Lou Duan, Dong Da Jie, Jinjiang District, Chengdu

11.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

12.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

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13.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

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IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Computer Technology (Shanghai) Co., Ltd.

Party B: Chengdu Ctrip Travel Service Co., Ltd.

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Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the air ticketing business, and other forms of services accepted by the parties.

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Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.

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Exhibit B

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on January 3, 2008 in Shanghai.

Party A:	Ctrip Travel Network Technology (Shanghai) Co., Ltd.
Address:	99 Fuquan Road, Changning District, Shanghai

Party B:	Chengdu Ctrip Travel Service Co., Ltd.
Address:	Room 1-3, Floor 25 Central Plaza, 8 Shuncheng Avenue, Chengdu

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a company with exclusively domestic capital registered in Chengdu, China;

(3)	For so long as this Agreement remains effective, Party A agrees to provide Party B with exclusive technical consulting and related services by utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

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2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

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4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	With the consent of Party A, the term of this Agreement may be extended after the expiration thereof. The exact extended term shall be determined by Party A based on the real situation.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

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9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Notices

Notices or other communications sent by either party as required by this Agreement shall be written in Chinese, and a notice shall be deemed served when sent by personal delivery, registered mail, mail with prepaid postage or recognized express mail or facsimile to the addresses of the parties set forth below.

Party A:	Ctrip Travel Network Technology (Shanghai) Co., Ltd.
Address:	99 Fuquan Road, Changning District, Shanghai

Party B:	Chengdu Ctrip Travel Service Co., Ltd.
Address:	Room 1-3, 25F Central Plaza, 8 Shuncheng Avenue, Chengdu

11.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

12.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

4

13.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

5

IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd.

Party B: Chengdu Ctrip Travel Service Co., Ltd.

6

Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the air ticketing business, and other forms of services accepted by the parties.

7

Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.

8

Exhibit C

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on January 6, 2009 in Shanghai.

Party A:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Address:	Floor 3, Building No. 63, 421 Hongcao Road, Shanghai

Party B:	Chengdu Ctrip International Travel Service Co., Ltd.
Address:	Room 8-10, Floor 5, Suite 1 Oriental Plaza, 11 Zi Dong Lou Duan, Dong Da Jie, Jinjiang District, Chengdu

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a company with exclusively domestic capital registered in Chengdu, China;

(3)	For so long as this Agreement remains effective, Party A agrees to provide Party B with exclusive technical consulting and related services by utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	With the consent of Party A, the term of this Agreement may be extended after the expiration thereof. The exact extended term shall be determined by Party A based on the real situation.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Notices

Notices or other communications sent by either party as required by this Agreement shall be written in Chinese, and a notice shall be deemed served when sent by personal delivery, registered mail, mail with prepaid postage or recognized express mail or facsimile to the addresses of the parties set forth below.

Party A:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Address:	Floor 3, Building No. 63, 421 Hongcao Road, Shanghai

Party B:	Chengdu Ctrip International Travel Service Co., Ltd.
Address:	Room 8-10, Floor 5, Suite 1 Oriental Plaza, 11 Zi Dong Lou Duan, Dong Da Jie, Jinjiang District, Chengdu

11.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

12.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

13.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Computer Technology (Shanghai) Co., Ltd.

Party B: Chengdu Ctrip International Travel Service Co., Ltd.

Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the air ticketing business, and other forms of services accepted by the parties.

Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.

Exhibit D

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on June 2, 2011 in Shanghai.

Party A:	Ctrip Computer Technology (Shanghai) Co., Ltd.
Party B:	Ctrip Insurance Agency Co., Ltd.

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a company with exclusively domestic capital registered in Shanghai, China;

(3)	For so long as this Agreement remains effective, Party A agrees to provide Party B with exclusive technical consulting and related services by utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

1

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

2

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	With the consent of Party A, the term of this Agreement may be extended after the expiration thereof. The exact extended term shall be determined by Party A based on the real situation.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

3

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

11.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

12.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

13.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

4

IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Computer Technology (Shanghai) Co., Ltd.

Party B: Ctrip Insurance Agency Co., Ltd.

5

Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the business operations, and other forms of services accepted by the parties.

6

Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.

7

Exhibit E

Consulting and Services Agreement

This Consulting and Services Agreement (hereinafter referred to as the “Agreement”) has been executed by and between the following parties on June 2, 2011 in Shanghai.

Party A:	Ctrip Travel Network Technology (Shanghai) Co., Ltd.
Party B:	Ctrip Insurance Agency Co., Ltd.

Whereas:

(1)	Party A is a wholly foreign owned enterprise established in the People’s Republic of China (hereinafter referred to as “China”), and has the resources to provide technical and consulting services;

(2)	Party B is a company with exclusively domestic capital registered in Shanghai, China;

(3)	For so long as this Agreement remains effective, Party A agrees to provide Party B with exclusive technical consulting and related services by utilizing its own advantages in human capital and information, and Party B agrees to accept the technical consultations and services provided by Party A.

Wherefore, through mutual discussion, the parties have reached the following agreements:

1.	Exclusive Consultations and Services: Exclusive Interest

1.1	During the term of this Agreement, Party A agrees to provide Party B with relevant technical consultations and services as Party B’s exclusive provider of technical and consultation services, in accordance with the conditions of this Agreement (for specific contents, see Attachment 1).

1.2	Party B agrees to accept the technical consultations and services provided by Party A. Party B further agrees that unless Party A consents in writing in advance, during the term of this Agreement, Party B shall not accept technical consultations and services provided by any third party regarding the aforementioned business.

1.3	Party A shall have exclusive interests in all rights, ownership, interests and intellectual properties arising from the performance of this Agreement, including but not limited to copyrights, patents, technical secrets, trade secrets and others, regardless of whether they have been developed by Party A or by Party B based on Party A’s intellectual properties.

2.	The Calculation and Payment of the Technical Consulting and Service Fee (hereinafter referred to as “Consulting Service Fee”)

1

The parties agree that the Consulting Service Fee under this Agreement shall be determined and paid based on the methods set forth in Attachment 2.

3.	Representations and Warranties

3.1	Party A hereby represents and warrants as follows:

3.1.1	Party A is a wholly foreign owned enterprise legally registered and validly existing in accordance with Chinese laws.

3.1.2	Party A’s execution and performance of this Agreement is within the scope of its business operations; Party A has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.1.3	This Agreement shall constitute Party A’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

3.2	Party B hereby represents and warrants as follows:

3.2.1	Party B is a company legally registered and validly existing in accordance with Chinese laws and may engage in air-ticketing business as approved by China Aviation Northern China Management Bureau;

3.2.2	Party B’s execution and performance of this Agreement is within the scope of its business operations; Party B has taken necessary corporate actions and given appropriate authorization and has obtained the consent and approval from third parties and government agencies, and will not violate the restrictions of laws binding or having an impact thereon.

3.2.3	This Agreement shall constitute Party B’s legitimate and valid obligations as soon as it is executed, and shall be enforceable against it.

4.	Confidentiality Clauses

4.1	Party B agrees to maintain the confidentiality of confidential materials and information (hereinafter referred to as “Confidential Information”) of Party A that Party B learns or has access to due to its acceptance of Party A’s exclusive consultations and services, and shall take various security measures designed to maintain such confidentiality; without the prior written consent of Party A, Party B shall not disclose, give or transfer such Confidential Information to any third party. Upon the termination of this Agreement, Party B shall return any document, material or software that contains such Confidential Information to Party A at Party A’s request, or shall destroy same on his own and shall delete any Confidential Information from the relevant memory devices and shall not continue to use such Confidential Information.

4.2	The parties agree that this section shall survive changes to, rescission or termination of this Agreement.

2

5.	Indemnification

Party B shall indemnify Party A for and hold Party A harmless from any loss, injury, obligation or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by contents of consultations and services requested by Party B.

6.	Effectiveness and Term

6.1	This Agreement shall be executed on the date first above written and shall take effect as of the even date therewith. Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten (10) years.

6.2	With the consent of Party A, the term of this Agreement may be extended after the expiration thereof. The exact extended term shall be determined by Party A based on the real situation.

7.	Termination

7.1	Termination upon date of expiration. Unless renewed in accordance with the relevant terms of this Agreement, this Agreement shall be terminated upon the date of expiration thereof.

7.2	Early termination. During the term of this Agreement, unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early. Notwithstanding the aforementioned covenant, Party A shall have the right to terminate this Agreement upon 30 days of written notice to Party B at any time.

7.3	Terms that survive termination. The rights and obligations of the parties under Article 4 and Article 5 shall survive the termination of this Agreement.

8.	Resolution of Disputes

In the event of any dispute with respect to the construction and performance of the provisions of this Agreement, the parties shall hold consultations in good faith to resolve same. Upon failure of such consultations, either party may submit the relevant dispute to the China International Economics and Foreign Trade Arbitration Commission Shanghai Chapter for resolution by arbitration in accordance with its current arbitration rules. The arbitration shall be performed in Shanghai, and the language used during arbitration shall be Chinese. The arbitration ruling shall be final and binding on both parties.

9.	Force Majeure

9.1	“Force majeure” shall refer to any event beyond the reasonable control of either party and that still cannot be avoided even if the party affected has exercised reasonable care, including but not limited government actions, acts of God, fire, explosions, storms, flood, earthquakes, tides, lightning or war. But a lack of credit, funds or financing shall not be deemed a circumstances beyond the reasonable control of either party. The party affected by a “force majeure event” shall notify the other party of such relief from liability as soon as possible.

3

9.2	In the event that the performance of this Agreement is delayed or impeded by the aforementioned “force majeure,” the party affected by such force majeure shall not be liable in any way under this Agreement to the extent of such delay or impedance. The party affected shall take appropriate measures to mitigate or eliminate the impact of such “force majeure” and shall attempt to resume the performance of obligations delayed or impeded by such “force majeure.” As soon as the force majeure event is eliminated, the parties agree to use their best efforts to resume the performance of this Agreement.

10.	Assignment

Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.

11.	Severability

In the event that any provisions of this Agreement are invalid or unenforceable due to inconsistency with law, then such provisions shall only be invalid or unenforceable to the extent of the jurisdiction of such law, and shall not affect the legal validity of the remaining provisions of this Agreement.

12.	Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing. The amendment agreements and supplemental agreements that have been signed by the parties and that relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

13.	Governing Laws

This Agreement shall be governed by laws of China and shall be construed in accordance therewith.

4

IN WITNESS WHEREOF, the parties have caused their authorized representatives to execute this Agreement as of the date first above written.

Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd.

Party B: Ctrip Insurance Agency Co., Ltd.

5

Attachment 1: Table of Contents of Technical Consultations and Services

Including furnishing of training of personnel, network platforms appurtenant to management and information services required for Party B’s business, making recommendations to Party B regarding the business operations, and other forms of services accepted by the parties.

6

Attachment 2: The Calculation and Payment of the Technical Consulting and Service Fee

For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.

7

Schedule A

The following schedule sets forth all other similar agreements the registrant entered with each of its affiliated Chinese entities and the material differences between such other agreements and this exhibit.

	VIE	Executing Parties	Execution Date	Note	Calculation and Payment of Service Fee	Term of the Agreement and Right of Termination	Renewal Clause	Transfer Clause
Form Agreement	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shenzhen Ctrip Travel Agency Co., Ltd.	2/6/2003		Identical among all agreements: Party B shall pay Party A certain amount as technical consulting and service fee. Party B shall settle and pay the aforementioned technical consulting and service fee of the previous month by a fixed date of each month. The calculation of service fee may be adjusted quarterly by the parties according to the actual circumstances.	Identical among all agreements: 10 years; this Agreement shall be terminated upon the date of expiration thereof; unless Party A commits a gross fault, fraudulent act, other illegal acts or becomes bankrupt, Party B shall not terminate this Agreement early; Party A shall have the right to terminate this Agreement upon 30 days’ prior written notice to Party B at any time.	Identical among all agreements: The term of this Agreement shall not be extended unless confirmed in writing by Party A prior to the expiration thereof. The extended term shall be determined by the parties to this Agreement through consensus.	Identical among all agreements: Unless Party A’s prior written consent is obtained, Party B shall not assign the rights enjoyed to thereby and obligations undertaken thereby under this Agreement to any third party.
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Huacheng Southwest Travel Agency Co., Ltd.	9/10/2003
	Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Beijing Ctrip International Travel Agency Co., Ltd.	9/10/2003
	Nantong Tongcheng Information Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Nantong Tongcheng Information Technology Co., Ltd.	3/30/2007
	Shanghai Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip International Travel Agency Co., Ltd.	11/5/2003
	Shenzhen Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Shenzhen Ctrip Travel Agency Co., Ltd.	4/14/2005
	Beijing Ctrip International Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Beijing Ctrip International Travel Agency Co., Ltd.	4/14/2005
	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Guangzhou Ctrip Travel Agency Co., Ltd.	4/14/2005
	Shanghai Huacheng Southwest Travel Agency Co., Ltd.	Party A: Ctrip Travel Network Technology (Shanghai) Co., Ltd. Party B: Shanghai Huacheng Southwest Travel Agency Co., Ltd.	4/14/2005

1

	VIE	Executing Parties	Execution Date	Note	Calculation and Payment of Service Fee	Term of the Agreement and Right of Termination	Renewal Clause	Transfer Clause
Variation I	Hainan Sweetome Hotel Management Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Hainan Sweetome Hotel Management Co., Ltd.	8/15/2011		No Difference	No Difference	The extended period shall be determined by Party A.	No Difference
	Tujia Online Information Technology (Beijing) Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Tujia Online Information Technology (Beijing) Co., Ltd.	7/4/2011
	Shanghai Quanlv Network Technology Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Quanlv Network Technology Co., Ltd.	11/25/2010

Variation II	Chengdu Ctrip Travel Service Co., Ltd.	Party A: Ctrip Network Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip Commerce Co., Ltd.	1/3/2008		For each project accomplished by Party B, Party B shall pay technical consulting and service fee to Party A. The parties shall negotiate and determine the fee rates and payment deadline of such technical consulting and service fee.	No difference	The extended period shall be determined by Party A.	No difference
	Chengdu Ctrip Travel Service Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Chengdu Ctrip Travel Service Co., Ltd.	11/30/2008
	Chengdu Ctrip International Travel Service Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Chengdu Ctrip International Travel Service Co., Ltd.	1/6/2009
	Ctrip Insurance Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Ctrip Insurance Agency Co., Ltd.	6/2/2011
	Ctrip Insurance Agency Co., Ltd.	Party A: Ctrip Network Technology (Shanghai) Co., Ltd. Party B: Ctrip Insurance Agency Co., Ltd.	6/2/2011
Variation III	Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip Commerce Co., Ltd.	4/12/2006		The settlement of the services between the Parties shall be subject to the specific supplemental agreement.	Unless terminated early in accordance with the provisions of this Agreement or relevant agreements separately executed between the parties, the term of this Agreement shall be ten years.	No Difference	The above term of the Form Agreement is not contained in this agreement.
	Guangzhou Ctrip Travel Agency Co., Ltd.	Party A: Ctrip Computer Technology (Shanghai) Co., Ltd. Party B: Guangzhou Ctrip Travel Agency Co., Ltd.	9/10/2008
	Shanghai Ctrip Commerce Co., Ltd.	Party A: Ctrip Travel Information Technology (Shanghai) Co., Ltd. Party B: Shanghai Ctrip Commerce Co., Ltd.	6/8/2006

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